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                                UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)1


                           Darling International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237266101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Stuart J. Lissner, Managing Director
                                PPM America, Inc.
                        225 West Wacker Drive, Suite 1200
                                Chicago, IL 60606
                            Telephone: (312) 634-2501

--------------------------------------------------------------------------------
  Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  May 13, 2002
--------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (3-00)

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 2 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM America Special Investments Fund, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 10,522,770 shares
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
             WITH                     10,522,770 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,522,770 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.90%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 3 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM America Fund Management GP, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 10,522,770 shares (1)
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
             WITH                     10,522,770 shares (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,522,770 shares (1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.90%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

(1) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 4 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM America Special Investments CBO II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) |X|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 6,659,897 shares
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
             WITH                     6,659,897 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,659,897 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.69%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 5 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM America CBO II Management Company
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 6,659,897 shares (2)
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
             WITH                     6,659,897 shares (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,659,897 shares (2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.69%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

(2) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 6 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM MGP (Bermuda), Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 7,379,837 shares (3)
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
             WITH                     7,379,837 shares (3)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,379,837 shares (3)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.85%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

(3) 719,940 shares of Darling International Inc. common stock covered by this report are registered in the name of Daple S.A., a company incorporated with limited liability under the laws of Luxembourg ("Daple"). PPM America, Inc. and PPM MGP (Bermuda), Ltd. are the beneficial owners of such securities for purposes of Rule 13D due to the fact that Daple has delegated all of its power to vote and to acquire and dispose of such securities to PPM America, Inc. pursuant to an Investment Advisory Agreement and to PPM MGP (Bermuda), Ltd. pursuant to a Special Investment Management Agreement. 6,659,897 shares of Darling International Inc. common stock covered by this report are owned beneficially by CBO II, and none of such securities are owned directly or indirectly by PPM MGP (Bermuda), Ltd. PPM MGP (Bermuda), Ltd. is the managing general partner of CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM MGP (Bermuda), Ltd. is the beneficial owner of any of the securities owned beneficially by CBO II.

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 7 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM America, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 17,902,607 shares (4)
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
             WITH                     17,902,607 shares (4)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,902,607 shares (4)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.75%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

(4) 17,182,667 of the shares of Darling International Inc. common stock covered by this report are owned beneficially by SIF I and CBO II, and none of such securities are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of each of SIF I and CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities owned beneficially by SIF I and CBO II. 719,940 of the shares of Darling International Inc. common stock covered by this report are registered in the name of Daple. PPM America, Inc. and PPM MGP (Bermuda), Ltd. are the beneficial owners of such securities for purposes of Rule 13D due to the fact that Daple has delegated all of its power to vote and to acquire and dispose of such securities to PPM America, Inc. pursuant to an Investment Advisory Agreement and to PPM MGP (Bermuda), Ltd. pursuant to a Special Investment Management Agreement.

                                  SCHEDULE 13D
------------------                                          --------------------
CUSIP NO.                              13 D                 PAGE 8 OF 22 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        PPM Holdings, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) :
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
                                      None.
            SHARES
                               -------------------------------------------------
                               8      SHARED VOTING POWER
         BENEFICIALLY                 17,902,607 shares (5)
                               -------------------------------------------------
           OWNED BY            9      SOLE DISPOSITIVE POWER
                                      None.
             EACH

       REPORTING PERSON
                               -------------------------------------------------
             WITH                     17,902,607 shares (5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,902,607 shares (5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.75%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

(5) All of the shares of Darling International Inc. common stock covered by this report are owned beneficially by SIF I, CBO II or PPM America, Inc. and PPM MGP (Bermuda), Ltd. Each of PPM America, Inc., PPM MGP (Bermuda), Ltd., SIF I GP and CBO II GP are subsidiaries of PPM Holdings, Inc. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM Holdings, Inc. is the beneficial owner of any of the securities covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock"), $0.01 par value per share, of Darling International Inc., a Delaware corporation ("Darling"). Darling's principal executive offices are located at 251 O'Connor Ridge Blvd., Suite 300, Irving, Texas 75038.


Item 2.  IDENTITY AND BACKGROUND.

(1)  PPM America Special Investments Fund, L.P. ("SIF I")
(2)  PPM America Fund Management GP, Inc. ("SIF I GP")
(3)  PPM America Special Investments CBO II, L.P. ("CBO II")
(4)  PPM America CBO II Management Company ("CBO II GP")
(5)  PPM MGP (Bermuda), Ltd. ("PPM Bermuda")
(6)  PPM America, Inc. ("PPM America")
(7)  PPM Holdings, Inc. ("Holdings")

Collectively referred to hereinafter as the "Reporting Persons."

Each of SIF I, SIF I GP, CBO II, CBO II GP, PPM America and Holdings is organized under the laws of the State of Delaware. PPM Bermuda is organized under the laws of Bermuda. SIF I and CBO II are investment funds. SIF I GP serves as the managing general partner of SIF I. CBO II GP serves as the general partner of CBO II. PPM Bermuda is the managing general partner of CBO II GP. PPM America serves as investment manager/adviser to each of SIF I and CBO II. PPM America also serves as investment adviser to Daple S.A., a company incorporated with limited liability under the laws of Luxembourg ("Daple") and PPM Bermuda serves as special investment manager to Daple. PPM America and PPM Bermuda are the beneficial owners of securities held by Daple for purposes of Rule 13D due to the fact that Daple has delegated to them all of its power to vote and to acquire and dispose of securities. The principal business of PPM America is performing investment advisory services for clients. The principal business of Holdings is acting as a holding company for ownership interests in a variety of entities engaged in, among other things, the investment advisory services businesses.

The address for SIF I, SIF I GP, CBO II, and CBO II GP is:

225 West Wacker Drive
Suite 975
Chicago, Illinois  60606

The address for PPM America and Holdings is:

225 West Wacker Drive
Suite 1200
Chicago, Illinois  60606

The address for PPM Bermuda is:

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

The directors and officers of SIF I GP are as follows:

DIRECTORS:                    OFFICERS:

Leandra R. Knes               Leandra R. Knes (President)
Bruce Gorchow                 Mark Mandich (Executive V.P.)
Mark B. Mandich               Lori C. Seegers (Secretary)
Charles Macaluso              Mark B. Mandich (Treasurer)
Michael Salvati               Stuart J. Lissner (Assistant Secretary)
                              Grant Davidson (2nd Assistant Secretary)
                              Michael Salvati (3rd Assistant Secretary)
                              Brian Schinderle (Senior Vice President)
                              Kenneth Schlemmel (Senior Vice President)
                              Stuart J. Lissner (Vice President)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of SIF I GP are United States citizens.

The officers and directors of PPM Bermuda are as follows:

DIRECTORS:                    OFFICERS:

Leandra R. Knes               Leandra R. Knes (President)
Bruce Gorchow                 Mark B. Mandich (Executive V.P.)
Mark B. Mandich               Michael Ashford (Secretary)
Charles Macaluso              Mark B. Mandich (Treasurer)
James Macdonald               Stuart J. Lissner (Assistant Secretary)
John Collis                   Lori C. Seegers (Assistant Secretary)
Donald Maclolm                Brian Schinderle (Senior Vice President)
Brian Schinderle (Alternate) Kenneth Schlemmel (Senior Vice President) Kenneth Schlemmel (Alternate) Stuart J. Lissner (Vice President) Charles Collis (Alternate)

All of the directors and officers of PPM Bermuda other than Messrs. Macdonald, John Collis, Malcolm and Ashford are United States citizens. Messrs. Macdonald, John Collis, Malcolm and Ashford are citizens of Bermuda.

The special general partner of CBO II GP is PPM America Executive Employee II, L.L.C. ("PPM AEE"). The manager of PPM AEE is Holdings.

The directors and officers of PPM America are as follows:

DIRECTORS:                    OFFICERS:

Leandra R. Knes               Leandra R. Knes (President and Chief Executive
                              Officer)
Mark B. Mandich               Mark B. Mandich (Chief Operating Officer,
                              Executive V.P. and Treasurer)
Bruce Gorchow                 Lori C. Seegers (Senior Vice President, General
                              Counsel and Secretary)
                              Grant Davidson (Assistant Secretary)
                              Wes Wetherell (Assistant Secretary)
                              Rich Brody (Executive Vice President)
                              Michael DiRe (Executive Vice President)
                              Bruce Gorchow (Executive Vice President)
                              Brion Johnson (Executive Vice President)
                              Robert Flowers (Executive Vice President)
                              Jim Young (Executive Vice President)
                              David Zachar (Executive Vice President)
                              Brian Schinderle (Senior Vice President)
                              Ken Schlemmel (Senior Vice President)
                              Joel Klein (Senior Vice President)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of PPM America are United States citizens.

The directors and officers of Holdings are as follows:

DIRECTORS:                    OFFICERS:

Leandra R. Knes               Leandra R. Knes (President and Chief Executive
                              Officer)
Mark B. Mandich               Mark B. Mandich (Chief Operating Officer and
                              Executive Vice President)
Bruce Gorchow                 Lori C. Seegers (Secretary, Senior Vice President
                              and General Counsel)
                              Grant Davidson (Assistant Secretary)
                              Wes Wetherell (Assistant Secretary)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of Holdings are United States citizens.

No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

PPM America and PPM Bermuda are each 100% owned by Holdings. Holdings' sole stockholder is Brooke Holdings, Inc., a Delaware corporation, which is itself wholly owned by Holborn Delaware Partnership ("Holborn"). The partners of Holborn are Prudential One Limited ("POL") (80% Partnership Interest), Prudential Two Limited (10% Partnership Interest) and Prudential Three Limited (10% Partnership Interest). The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings"). Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM America.

The principal business of Prudential is acting as a holding company for ownership interests in a variety of entities engaged in financial services, which includes certain distinct specialized business units that are independently operated, including that of Holdings and its subsidiaries. Prudential, for purposes of the federal securities laws, ultimately controls Holdings and its subsidiaries. Prudential, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except that consisting of Holdings and its subsidiaries), may beneficially own securities of Darling International, Inc., although PPM America has made reasonable inquiry which has indicated no such ownership of such securities. With respect to the securities of some issuers, PPM America serves as investment adviser to certain Prudential subsidiaries, and in such cases, PPM America includes such Prudential subsidiaries' beneficial ownership of such securities with its own when required to report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Where PPM America does not advise a Prudential subsidiary with respect to securities of an issuer, as is the case with the securities of Darling International, Inc., Holdings and its subsidiaries disclaim beneficial ownership of such securities, if any, beneficially owned by Prudential, its executive officers and directors, and those direct and indirect subsidiaries of Prudential as to which PPM America does not provide advice (including all of Prudential's other business units except that consisting of Holdings, its subsidiaries and those Prudential subsidiaries advised by PPM America) in reliance on Exchange Act Release No. 34-39538 (January 12, 1998) due to the separate management and independent operation of the reporting persons.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, SIF I, CBO II and Daple were lenders under that certain Amended and Restated Credit Agreement (the "Existing Credit Agreement"), dated as of January 22, 1999, among Darling International Inc. ("Darling"), BankBoston, N.A., Comerica Bank, Credit Lyonnais New York Branch, and Wells Fargo Bank (Texas), National Association as Co-agents, and other lenders from time to time party thereto (the "Lenders"), pursuant to which SIF I, CBO II and Daple were the holders of notes representing commitments in an aggregate principal amount of $28,500,758.15, $18,038,228.41 and $1,949,945.44, respectively (the "Commitments"). Pursuant to the Recapitalization Agreement (as defined below), the aggregate principal amount of loans outstanding under each of SIF I, CBO II and Daple's Commitments (the "Loans") were exchanged for 10,522,770, 6,659,897 and 719,940 shares respectively of Darling Common Stock (which collectively represents 28.75% of the outstanding Common Stock), 22,531, 14,259 and 1,541 shares respectively of Darling Series A Preferred Stock, and term and revolving loan commitments under the New Credit Agreement (as defined below) in an aggregate principal amount respectively of $17,652,446, $11,172,294 and $1,207,733. All of the funds required for the initial purchase of the Loans were obtained from general funds available to SIF I, CBO II and Daple for investment purposes.

Item 4.           PURPOSE OF TRANSACTION.

BACKGROUND

     On June 30, 2001, the Existing Credit Agreement matured, at which time Darling defaulted on its obligation to pay approximately $125.5 million of principal and interest to the Lenders. On June 29, 2001, the Lenders under the Existing Credit Agreement entered into a forbearance agreement (the "Forbearance Agreement") with Darling in which the Lenders agreed not to enforce their remedies and to continue to continue to make revolving loans to Darling. During the period from June 2001 until March 2002, the lenders under the Existing Credit Agreement entered into several amendments to the Forbearance Agreement.

     On March 15, 2002, the Lenders entered into a Recapitalization
Agreement (the "Recapitalization Agreement") with Darling which set forth, together with certain subsequent amendments thereto, the terms and conditions of the recapitalization of Darling (the "Recapitalization"). Pursuant to the Recapitalization Agreement, on May 13, 2002 (the "Consummation Date"), (i) the Lenders amended and restated the Existing Credit Agreement (as so amended and restated, the "New Credit Agreement") to provide for a $68.25 million term loan and a revolving credit facility of $10.1 million for working capital loans and letters of credit, which revolving credit facility may be increased by up to $8 million with a corresponding decrease in the term loan by an equivalent amount under certain circumstances, (ii) Darling amended its certificate of incorporation in order to increase the number of authorized shares of its Common Stock from 25 million to 100 million and to grant to the Lenders preemptive rights to purchase Common Stock issued in the future, (iii) Darling issued approximately 46.7 million shares of Common Stock and approximately 100,000 shares of a newly created 6% cumulative redeemable Series A Preferred Stock with a liquidation preference of $100 per share in exchange for the cancellation of an aggregate of approximately $66.3 million of indebtedness owed by Darling under the Existing Credit Agreement, and (iv) five directors (three of whom were designated by the Lenders)1 began serving terms until the 2003 annual meeting of Darling shareholders.

THE COMMON STOCK

     Pursuant to the Recapitalization Agreement, Darling issued to the Lenders approximately 46.7 million shares of Common Stock, with the exact number having been determined such that the Lenders collectively own 75% of the issued and outstanding Common Stock as of the Consummation Date. The remaining authorized but unissued shares of Common Stock, along with other currently existing authorized and unissued shares of Common Stock, will be available for any future private or public offerings to raise capital, potential acquisitions, issuance upon exercise of the stock options granted under stock option plans, conversion of convertible preferred stock, if and when issued, and other legitimate corporate purposes. The issuance of the Common Stock to the Lenders could effectively deter a third party from making an offer to acquire Darling. The Common Stock issued to the Lenders has been listed on the American Stock Exchange.

THE SERIES A PREFERRED STOCK

         Pursuant to the Recapitalization Agreement, Darling issued approximately 100,000 shares of Series A Preferred Stock to the Lenders. The Series A Stock ranks senior (with respect to liquidation payments) to the Common Stock and any preferred stock issued by Darling in the future. Upon any liquidation, dissolution or winding up of Darling, each holder of Series A Preferred Stock will be entitled to be paid, before any distribution or payment is made to the holders of Common Stock, the sum of original issue price of $100 per share plus accumulated dividends and accrued and unpaid dividends not yet accumulated. Darling is prohibited from issuing any other preferred stock with a liquidation preference equal to or greater than the Series A Preferred Stock.

         Dividends on the Series A Preferred Stock will accumulate at a rate of 6% per annum, will be cumulative from the issue date, whether or not declared, will accrue semi-annually and may be either paid in cash or accumulated, at Darling's election. If accumulated, the dividends will be added to the original issue price, and dividends will thereafter accrue on the original issue price as so adjusted. The New Credit Agreement prohibits Darling from paying dividends in cash so long as any indebtedness or commitments remain outstanding under the revolving or term loans.

         The Series A Preferred Stock is not convertible into Common Stock.

         The Series A Preferred Stock is mandatorily redeemable upon the earliest to occur of: (i) a change of control, (ii) a sale of all or substantially all consolidated assets, (iii) a dissolution or liquidation, or
(iv) the fifth anniversary of the Consummation Date, to the extent of legally available funds, at a redemption price equal to the aggregate original issue price of the shares to be redeemed, plus accumulated dividends and accrued and unpaid dividends not yet accumulated

--------
1 The directors are O. Thomas Albrecht, Charles Macaluso, Richard A. Peterson, Denis J. Taura and Fredric J. Klink. Messrs. Albrecht, Macaluso and Peterson were designated by the Lenders.

to the date of redemption. For purposes of the mandatory redemption provisions of the Series A Preferred Stock, a change of control shall be deemed to occur when: (i) any "person" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended), other than the Lenders and their respective affiliates, individually or as a group, becomes a "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the outstanding capital stock of Darling, (ii) the first day on which a majority of the members of the Board of Directors are not "continuing directors" (defined as any member who (x) was a member of the Board of Directors on the date of issuance of the Series A Preferred Stock, (y) was nominated for election by the Lenders in accordance with the Recapitalization Agreement, or (z) was nominated or elected by a majority of the continuing directors who were members at the time of such nomination or election), or (iii) Darling consolidates with, or merges with or into, any person or entity or any person or entity consolidates with, or merges with or into, Darling, pursuant to a transaction in which any Darling outstanding voting capital stock is converted into or exchanged for cash, securities or other property. The mandatory redemption provisions relating to a change of control could deter a third party from making an offer to acquire Darling and could otherwise prevent changes in control or management.

         Subject to the prior payment in full of all indebtedness under the revolving and term loans under the New Credit Agreement, Darling may redeem shares of Series A Preferred Stock in multiples of not less than $1 million at any time, upon 30 days notice, at a redemption price equal to the sum of the aggregate original issue price of the shares to be redeemed, plus accumulated dividends and accrued and unpaid dividends not yet accumulated to the date of redemption. If less than all shares of Series A Preferred Stock are to be redeemed, they are required to be redeemed pro-rata based on the number of shares of Series A Preferred Stock owned.

         Except as required by the Delaware General Corporation Law, the Series A Preferred Stock is non-voting.

         So long as the Series A Preferred Stock remains outstanding, Darling will not be permitted to take any of the following actions without the prior written consent of the holders of 66 2/3% of the then outstanding Series A Preferred Stock, voting separately as a class: (i) creating or issuing any class or series of equity security of Darling that is senior or pari passu in priority to the Series A Preferred Stock with respect to dividends, redemption, liquidation, winding up or dissolution of Darling; (ii) modifying any securities junior to the Series A Preferred Stock so as to become senior or pari passu in priority to the Series A Preferred Stock with respect to dividends, redemption, liquidation, winding up or dissolution of Darling; (iii) declaring, paying or making any dividends or other distributions on any securities junior to the Series A Preferred Stock (other than dividends declared in connection with any stock splits, stock dividends, share combinations, share exchanges or other recapitalizations in which such dividends are made in the form of securities junior to the Series A Preferred Stock); (iv) directly or indirectly redeeming, retiring, repurchasing or otherwise acquiring any shares of Series A Preferred Stock (except to the extent allowed or required by a mandatory or optional redemption as described above) or any securities junior to the Series A Preferred Stock (or authorizing or allowing any of Darling's subsidiaries to do so); (v) increasing the number of shares constituting the Series A Preferred Stock from the number of shares established by the certificate of designation or taking any action that adversely alters or changes the rights, preferences, or privileges of the Series A Preferred Stock; and (vi) creating or issuing any class or series of equity security of Darling (x) that is subject to mandatory redemption, in whole or in part, by Darling while any shares of Series A Preferred Stock are outstanding (whether or not such redemption is contingent on the occurrence of any event or circumstance) or (y) the terms of which provide for protective covenants or provisions more restrictive or onerous upon Darling than the covenants and provisions established in favor of the Series A Preferred Stock.

PREEMPTIVE RIGHTS

     The amendments to Darling's certificate of incorporation provide preemptive rights to the Lenders as set forth in paragraphs (1) through (6) below.

         (1) If Darling issues any additional shares of Common Stock following the Consummation Date, except as provided in paragraphs (4) and (5) below, each Lender will have the right, but not the obligation, to purchase additional shares of Common Stock up to an amount sufficient to permit such Lender to maintain its percentage equity interest in Darling (based on the Common Share Ratio (as defined below) held by such Lender) at the level existing immediately prior to the issuance of the additional shares of Common Stock. If Darling desires to issue additional shares of Common Stock, it must first give notice thereof to each Lender stating the number of additional shares of Common Stock proposed to be issued and the total consideration to be received upon issuance of the additional shares of Common Stock. Within 30 days after the receipt of such notice, each Lender may elect to exercise its preemptive rights by giving Darling written notice to that effect. Failure to give such notice within that 30-day period or failure to pay at the required time the purchase price for any additional shares of Common Stock as to which a right to purchase shall have been exercised will constitute a waiver of the preemptive rights as to the particular issuance of additional shares of Common Stock specified in the notice. "Common Share Ratio" means, at any time of determination with respect to each Lender whose percentage or ratio is to be calculated, a ratio or percentage consisting of a numerator equal to all shares of Common Stock held by such Lender and a denominator equal to all issued and outstanding Common Stock.

         (2) The per share purchase price to be paid by each Lender upon exercise of the preemptive rights described in paragraph (1) will be equal to the per share consideration (net of underwriting discounts or commissions if such Lender is not a participant in the offering) at which the additional shares of Common Stock are offered or proposed to be offered by Darling to another party. The total consideration for which additional shares of Common Stock are offered or proposed to be offered will be determined as follows: (i) in case of the proposed issuance of additional shares of Common Stock for cash, the consideration to be received by Darling will be the amount of cash (net of underwriting discounts or commissions if such Lender is not a participant in the offering) for which the additional shares of Common Stock are proposed to be issued, and (ii) in case of the proposed issuance of additional shares of Common Stock in whole or in part for consideration other than cash, the value of the consideration to be received by Darling other than cash (net of underwriting discounts or commissions if such Lender is not a participant in the offering) will be the fair market value of that consideration as determined by Darling's Board of Directors.

     (3) If and whenever Darling issues any securities convertible into or exchangeable or exercisable for additional shares of Common Stock or rights or options to subscribe for or to purchase additional shares of Common Stock after the Closing Date, except as provided in paragraph (5), each Lender will have the right, but not the obligation, to purchase convertible securities, rights or options of like kind up to an amount which when converted, exchanged or exercised would be sufficient to permit such Lender to maintain its percentage equity interest in Darling (based on the Common Share Ratio of such Lender) at the level existing immediately prior to the issuance of the convertible securities, rights or options. If Darling desires to issue convertible securities, rights or options, we will first give notice thereof to each Lender describing the convertible securities, rights or options proposed to be issued (including the number of additional shares of Common Stock issuable upon conversion, exchange or exercise of such convertible securities, rights or options) and stating the total consideration to be received by Darling upon such issuance and upon conversion, exchange or exercise. Within 30 days after the receipt of such notice, each Lender may elect to exercise its preemptive rights by giving written notice to Darling to that effect. Failure to give such notice within that 30-day period or failure to pay at the required time the purchase price for any convertible securities, rights or options as to which a right to purchase shall have been exercised will constitute a waiver of the rights granted as to the particular issuance of convertible securities, rights or options specified in Darling's notice to such Lender.

         (4) The purchase price to be paid by each Lender upon exercise of its rights described in paragraph (3) will be in proportion to the consideration proposed to be received by Darling (net of underwriting discounts or commissions if such Lender is not a participant in the offering) upon the original issuance to another party of convertible securities, rights or options. The amount of consideration to be received by Darling upon the original issuance of such convertible securities, rights or options will be determined in the manner described in paragraph (2) above. With respect to securities convertible into or exchangeable or exercisable for additional shares of Common Stock or rights or options to subscribe for or purchase additional shares Common Stock, the rights of each Lender (to the extent exercised) will apply only to the issuance of such convertible securities, rights, or options, and Lenders will have no rights with respect to Darling's issuance of additional shares of Common Stock upon conversion, exchange or exercise of such convertible securities, rights or options. If a Lender does not exercise its right to acquire such convertible securities, rights or options, such Lender shall have the rights described in paragraph (1) above upon conversion, exchange or exercise of such convertible securities, rights or options.

         (5) The provisions described in paragraphs (1) and (3) above will not apply to: (i) shares of Common Stock issued as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock,
(ii) 3,028,065 options granted by Darling to acquire its Common Stock existing as of the Consummation Date, (iii) options, awards, grants and other stock rights hereafter granted to Darling's or its subsidiaries' employees, officers, directors or consultants and approved by Darling's Board of Directors, or (iv) shares of Common Stock issued pursuant to the options and other rights described in clauses (ii) and (iii) above.

         (6) Unless otherwise agreed by the parties, the purchase price to be paid by the Lenders upon exercise of their preemptive rights will be paid upon terms which are the same as those being offered by third party purchasers, unless those terms provide for payment in a manner which could not be duplicated by a Lender, such as the transfer of specific property to Darling, in which event payment by the Lender will be in cash in an amount equal to the fair market value of such specific property.

     The preemptive rights described above will be assignable to any transferee of the Common Stock issued to the Lenders, except: (i) transferees who acquire such shares as purchasers in a sale made under a registration statement that has been filed and gone effective pursuant to the Registration Rights Agreement (as defined below), (ii) transferees who acquire their shares in a transfer made under Rule 144 of the Securities Act or any successor rules, and (iii) subsequent transferees of shares sold or transferred to a transferee described in clauses (i) and (ii) of this paragraph.

REGISTRATION RIGHTS

     Darling has entered into a Registration Rights Agreement (the
"Registration Rights Agreement"), with the Lenders that, among other things obligates Darling to file within 10 days of the Consummation Date a registration statement on Form S-1 (or any other appropriate form) covering the offer and sale of the shares of Common Stock and Series A Preferred Stock held by the Lenders and their permitted assignees on a delayed and continuous basis pursuant to Rule 415 under the Securities Act. In addition, the Registration Rights Agreement generally requires Darling to use its reasonable best efforts to have the shelf registration declared effective no later than 60 days after the Consummation Date and to keep the shelf registration continuously effective, supplemented and amended, as required by the Securities Act, for a period of 5 years (subject to certain exceptions set forth in the Registration Rights Agreement) following the date on which the shelf registration is declared effective in order to permit the prospectus forming a part thereof to be usable under the Securities Act by the Lenders and their permitted assignees from the date the shelf registration is declared effective by the SEC.

         Pursuant to the Registration Rights Agreement, Darling has also granted to the Lenders and their permitted assignees certain demand and piggy-back registration rights that will commence after the expiration of the five-year term for effectiveness of the shelf registration.

         Darling has agreed to pay all registration expenses in connection with any registration required by the Registration Rights Agreement. Darling has also agreed that it will not after the Consummation Date enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Lenders and their permitted assignees under the Registration Rights Agreement, including, without limitation, entering into any agreement which would permit the registration of any securities to the exclusion of any portion of the Common Stock and Series A Preferred Stock to be issued to the Lenders in connection with the Recapitalization, unless such exclusion is first waived in writing by the holders of more than 50% of such Common Stock and Series A Preferred Stock then outstanding. Without limiting the generality of the foregoing, any registration rights granted by Darling after the Consummation Date will be required to be subordinate to the registration rights granted under the Registration Rights Agreement, and Darling will be required to obtain the written agreement of each person or entity to whom such other registration rights may be granted or may become available to such effect.

THE NEW CREDIT AGREEMENT

         The New Credit Agreement provides for a total of $10.1 million of borrowing capacity under a revolving credit facility (which may be increased by up to $8 million with a corresponding decrease in the Term Loan by an equivalent amount under certain circumstances) and $68.25 million of borrowings through a Term Loan and allows Darling to continue to have its existing letters of credit outstanding until their expiration date. In connection with the Recapitalization, the outstanding principal of the loans in excess of $68.25 million under Darling's existing credit facility will be cancelled. In consideration for such cancellation, Darling will issue to the Lenders approximately 46.7 million shares of Common Stock and up to 110,000 shares of Series A Preferred Stock.

         Pursuant to the new amended and restated credit agreement, and in connection with the Recapitalization, the Lenders have made available to Darling under the New Credit Agreement, a revolving credit facility for loans and letters of credit in the amount $7.75 million, subject to increase by a maximum of $8.0 million under certain circumstances. If the revolver is so increased, the term loan will be decreased by an equal amount. The revolver, together with all accrued and unpaid interest thereon, will mature on the fifth anniversary of the Consummation Date. The revolver may not be cancelled or terminated by Darling unless the term loan has been or will be contemporaneously repaid in full.

         The revolver will share a first priority lien with the term loan on substantially all of Darling's assets (subject only to certain permitted liens); provided, however, that all obligations and indebtedness under the revolver will be repaid prior to those under the term loan in the application of any payments received after the occurrence and during the continuance of an event of default under the New Credit Agreement.

         Interest will accrue on the revolver at Darling's election at either
(i) 30, 60, or 90 day LIBOR plus 5.0% per annum, payable on the last day of each such LIBOR interest period, or (ii) Credit Lyonnais New York Branch's Prime Rate plus two percent 2.0% per annum, floating with an unused commitment fee of 0.50% per annum and a facility fee of 1.50% per annum, with such prime rate interest, unused commitment fees and facility fees being payable quarterly on the last day of the third full calendar month occurring after the Consummation Date and the last day of each third month thereafter and on the maturity date.

         Letter of credit fees payable to the Lenders will be 3% per annum on the face amount of each letter of credit outstanding, payable on quarterly payment dates in arrears plus a 0.125% per annum "fronting fee" paid to Credit Lyonnais New York Branch as Agent (for its own account) as issuer of such letter of credit.

         Borrowings under the revolver will not be convertible into Darling capital stock.

         Pursuant to the New Credit Agreement and the other recapitalization agreements, certain advances made by the Lenders to Darling under the Existing Credit Agreement were renewed, modified and extended as a term loan in the principal amount of $68.25 million (after application of $750,000 of existing cash collateral to repay loans under the Existing Credit Agreement).

         The term loan, together with all accrued and unpaid interest thereon, will mature on the fifth anniversary of the Consummation Date.

     The term loan was fully drawn at closing, with the principal balance thereof being repaid in installments due quarterly on the last day of each third full calendar month occurring after the Consummation Date: (i) $300,000 will be due on each of the first eight quarterly payment dates, and (ii) $1,200,000 will be due on each quarterly payment date thereafter, with a final payment in the amount of the entire remaining principal balance and all accrued and unpaid interest thereon being due and payable on the maturity date. In addition, to the regularly scheduled principal and interest payments, Darling will make additional payments on the term loan to the extent of (i) 25% for 2002, (ii) 35% for 2003, and (iii) 50% for each year thereafter of excess cash flow (defined generally as EBITDA, less scheduled principal and interest payments on the Revolver and the Term Loan and permitted capital leases, plus or minus as applicable, any changes in adjusted working capital, less cash taxes paid, less any required payments made under non-compete agreements, less permitted capital expenditures up to $10,800,000 for 2002 (increasing by 5% per year thereafter)), which shall be calculated and due annually, such payments to be applied in inverse order of maturity.

     The term loan will share a first priority lien with the revolver on substantially all of Darling's assets (with the exception that all obligations and indebtedness under the revolver will be repaid prior to those under the term loan in the application of any payments received after the occurrence and during the continuance of an event of default under the New Credit Agreement).

     The term loan will bear interest at Darling's election at either (i)
30, 60, or 90 day LIBOR plus 5.0% per annum, payable on the last day of each such LIBOR interest period, or (ii) the Credit Lyonnais New York Branch's prime rate plus 2.0% per annum, floating, payable quarterly and on the maturity date.

     Borrowings under the term loan will not be convertible into Darling capital stock.

     Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

---------------------------- --------------------------- -----------------------
                             Number of Shares of Common
          Entity                       Stock                Percent of Class
---------------------------- --------------------------- -----------------------
SIF I                               10,522,770                   16.90
---------------------------- --------------------------- -----------------------
SIF I GP                            10,522,770                   16.90
---------------------------- --------------------------- -----------------------
CBO II                               6,659,897                   10.69
---------------------------- --------------------------- -----------------------
CBO II GP                            6,659,897                   10.69
---------------------------- --------------------------- -----------------------
PPM Bermuda                          7,379,837                   11.85
---------------------------- --------------------------- -----------------------
PPM America                         17,902,607                   28.75
---------------------------- --------------------------- -----------------------
Holdings                            17,902,607                   28.75
---------------------------------------- -------------------------------------- --------------------------------------

         (b)

------------- --------------- -------------- ------------------ ----------------
Entity         Sole Voting     Shared Voting  Sole Dispositive  Shared
               Power           Power          Power             Dispositive
                                                                Power
------------- --------------- -------------- ------------------ ----------------
SIF I               0            10,522,770          0            10,522,770
------------- --------------- -------------- ------------------ ----------------
SIF I GP            0            10,522,770          0            10,522,770
------------- --------------- -------------- ------------------ ----------------
CBO II              0             6,659,897          0             6,659,897
------------- --------------- -------------- ------------------ ----------------
CBO II GP           0             6,659,897          0             6,659,897
------------- --------------- -------------- ------------------ ----------------
PPM Bermuda         0             7,379,837          0             7,379,837
------------- --------------- -------------- ------------------ ----------------
PPM America         0            17,902,607          0            17,902,607
------------- --------------- -------------- ------------------ ----------------
Holdings            0            17,902,607          0            17,902,607
------------- --------------- -------------- ------------------ ----------------


     (c) To the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any shares of Darling Common Stock. Except as described above, there have been no transactions in Darling Common Stock by the Reporting Persons, or, to the best knowledge of the Reporting Persons, by any of the Reporting Persons' executive officers or directors during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in Items 3, 4, 5 and 6, neither the Reporting
Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Darling.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Recapitalization Agreement, dated March 15, 2002, by and among Darling and each of the banks or other lending institutions which is a signatory thereto or any successor or assignee thereof (individually, a "Bank" and collectively, the "Banks"), and Credit Lyonnais New York Branch, individually as a Bank and as agent for itself, the other Banks and other secured parties. (Filed as Exhibit 10.19 to Darling's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.).

Exhibit 2: First Amendment to Recapitalization Agreement, dated as of April 1, 2002, among Darling, Credit Lyonnais New York Branch, as Agent, and the other banks party to thereto. (Filed as Annex D to Darling's Definitive Proxy Statement dated April 29, 2002).

Exhibit 3: Second Amendment to Recapitalization Agreement, dated as of April 29, 2002, among Darling, Credit Lyonnais New York Branch, as Agent, and the other banks party to thereto.

Exhibit 4: Certificate of Designation, Preferences and Rights of Series A Preferred Stock of Darling. (Filed as Annex A to Darling's Definitive Proxy Statement dated April 29, 2002).

Exhibit 5: Certificate of Amendment of Restated Certificate of Incorporation of Darling. (Filed as Annex B to Darling's Definitive Proxy Statement dated April 29, 2002).

Exhibit 6: Registration Rights Agreement, dated as of May 10, 2002, by and among Darling and certain other parties identified on the signature pages thereto.

Exhibit 7: Amended and Restated Credit Agreement, dated as of May 10, 2002, among Darling, as Borrower, Credit Lyonnais New York Branch, as Agent, and the other lenders named therein.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2002


PPM AMERICA SPECIAL INVESTMENTS           PPM AMERICA SPECIAL INVESTMENTS
FUND, L.P.                                CBO II, L.P.
By:  PPM America, Inc.                    By:  PPM America, Inc.
As Attorney-in-Fact                       As Attorney-in-Fact

By:/S/ BRIAN SCHINDERLE                   By:/S/ BRIAN SCHINDERLE
Brian Schinderle                          Brian Schinderle
Senior Vice President                     Senior Vice President


PPM AMERICA FUND MANAGEMENT               PPM AMERICA, INC.
GP, INC.

By:/S/ BRIAN SCHINDERLE                   By:/S/ BRIAN SCHINDERLE
Brian Schinderle                          Brian Schinderle
Senior Vice President                     Senior Vice President


PPM AMERICA CBO II MANAGEMENT             PPM MGP (BERMUDA), LTD.
COMPANY
                                          By:/S/ BRIAN SCHINDERLE
By:   PPM MGP (Bermuda), Ltd.             Brian Schinderle
Its:  Managing General Partner            Senior Vice President

By:/S/ BRIAN SCHINDERLE
Brian Schinderle
Senior Vice President


PPM HOLDINGS, INC.


By:/S/ MARK MANDICH
Mark Mandich
Chief Operating Officer and Executive Vice
President


                                  Page S-1

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).